UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023.

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement.

Amendment to Convertible Note.

On June 30, 2023, Freight Technologies, Inc. (the “Company”) entered into a debt modification agreement (the “Debt Modification Agreement”) with Freight Opportunities LLC (the “Noteholder”) to amend that certain $6,593,407 convertible promissory note dated January 3, 2023 in favor of the Noteholder which was amended on April 24, 2023 into a $9,890,110 convertible promissory (the “Convertible Note”). The Convertible Note was convertible at the option of the Noteholder into ordinary shares in the Company (the “Ordinary Shares”) pursuant to the terms thereof.

The Debt Modification Agreement amends the terms of the Convertible Note such that it is convertible into Ordinary Shares or series A-4 preferred shares of the Company (the “Series A-4 Preferred Shares”). In connection with the Debt Modification Agreement, the Company issued the second amended and restated convertible promissory note in favour of the Noteholder (the “Amended Note”).

The foregoing does not purport to be a complete description of the Debt Modification Agreement and is qualified in its entirety by reference to the full text of the Debt Modification Agreement and the form of Amended Note, which are filed as Exhibits 10.1 and 10.2, respectively, and incorporated herein by reference.

Amendment and Restatement of Memorandum and Articles of Association.

On June 29, 2023, holders of a majority of the outstanding Series A Preferred Shares voting together as a single class, including ATW Master Fund II, L.P., voted in favor of increasing the maximum number of Series A4 Preferred Shares the Company is authorized to issue from 17,500,000 to an unlimited number. On the same date, the board of directors of the Company voted in favor of amending and restating the memorandum and articles of association of the Company currently registered by the Registrar of Corporate Affairs in the British Virgin Islands (the “Registrar”) by adopting amended and restated memorandum and articles of association and filing them with the Registrar that would give effect to such increase. The amended and restated memorandum and articles of association were filed with the Registrar on June 30, 2023.

Issue of Series A-4 Preferred Shares.

Issue of Warrant.

Unregistered Sales of Equity Securities.

On June 30, 2023, the Noteholder exercised its right to convert $3,500,000 of the Amended Note into restricted Series A-4 Preferred Shares using an Ordinary Shares Conversion Price of $1.59. In connection with the conversion, the Noteholder also received additional Conversion Shares valued at the Interest Conversion Rate for the Make-Whole Amount. For the purposes of calculating the amount of Series A-4 Preferred Shares delivered thereunder, the Noteholder was entitled to receive 6.667 Series A-4 Preferred Shares for each Ordinary Share it would have been entitled to receive pursuant to a conversion hereunder into Ordinary Shares. The Series A-4 Preferred Shares were issued and sold by the Company in reliance upon an exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506(b) of Regulation D thereunder.

In order to incentivize the Noteholder into equitizing its notes, the Company issued to the Noteholder a warrant to purchase 250,000 Ordinary Shares at $0.40 per share (the “Warrant”). The Warrant is valid from June 30, 2023 through June 30, 2033 and has a “cashless” exercise feature. Additionally, the Company shall not effect the exercise of any portion of the Warrant, and the Noteholder shall not have the right to exercise any portion of the Warrant if, to the extent that after giving effect to such exercise, the Noteholder would beneficially own in excess of 4.99% of the Ordinary Shares outstanding immediately after giving effect to such exercise. The foregoing does not purport to be a complete description of the Warrant and is qualified in its entirety by reference to the full text of the Warrant, which is filed as Exhibit 10.3, and incorporated herein by reference.

As of result of the Note conversion, the Company reduced its principal balance on the Amended Note by $3,500,000 to $1,774,725.

The following terms referenced above are defined within the Debt Modification Agreement: Conversion Price, Conversion Shares, Make-Whole Amount and Interest Conversion Rate.

Financial Statements and Exhibits

Exhibits

Exhibit No.	Description

3.1	Amended and Restated Memorandum and Articles of Association.
10.1	Debt Modification Agreement.
10.2	Form of Amended Note.
10.3	Form of Warrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2023	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Executive Officer